SALT FUNDS TRUST
20 West 22nd Street | New York, NY 10010

November 1, 2019
Ms. Valerie J. Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:  Salt Funds Trust (the “Trust”)
File Nos. 333-228903 and 811-23406
Salt Low truBetaTM US Market ETF (S000067251) (the "Fund")

Dear Ms. Lithotomos:
This correspondence responds to the comment the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the "Commission") with respect to the Preliminary Proxy Statement for the Fund filed October 18, 2019 (SEC Accession No.0000894189-19-006982).
For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Preliminary Proxy Statement.
Comment 1.  Please explain why this proxy statement was filed on Schedule 14A instead of on Form N-14.
Response: The Trust believes that Schedule 14A is the appropriate form because the reorganization does not constitute a new investment decision by shareholders given that there are no changes being made to the investment objective, strategy, adviser, sub-adviser, fees, or expenses. See Rule 145 under the Securities Act of 1933; see also, e.g., PEMCO (pub. avail. May 31, 1988). The main distinction between the Fund and the New Fund are the legal entity (trust) and its board of trustees and officers, changes to which are routinely considered to not constitute a new investment decision. The Trust believes that this approach is consistent with industry practice for such reorganizations. See, e.g., WP Large Cap Income Plus Fund, a series of 360 Funds, reorganizing into a series of WP Trust of the same name, File No. 811-21726 (June 29, 2018); Pemberwick Fund, a series of FundVantage Trust, reorganizing into a series of Manager Directed Portfolios of the same name, File No. 811-22027 (November 2, 2016); and Motley Fool Independence Fund, Motley Fool Great America Fund, and Motley Fool Epic Voyage Fund, series of Motley Fool Funds Trust, reorganizing into series of RBB Fund, Inc. of the same name, File No. 811-22264 (October 14, 2016).
Comment 2.  Please file a form of tax opinion relating to this reorganization as correspondence.
Response: The form of tax opinion relating to the reorganization of the Fund is attached as Appendix A hereto.
Comment 3.  Please confirm that shareholders of the Fund will receive a number of shares of the New Fund equal to the number of shares of the Fund held by them prior to the Reorganization.
Response: The Trust so confirms.

SALT FUNDS TRUST
20 West 22nd Street | New York, NY 10010

Comment 4. Please provide an additional footnote in the fee and expense table for the post-merger fee waiver arrangement, which should continue for at least twelve months following the effectiveness of the reorganization pursuant to Instruction 3(e) to Item 3 of Form N-1A.
Response: The second footnote has been revised to clarify that the Adviser has contractually agreed to waive both the Fund's and the New Fund's full unitary management fee of 0.29% of the applicable fund’s average daily net assets on the first $100 million in net assets until at least May 31, 2020 (the “Fee Waiver”) and to contribute to the applicable fund’s assets an amount equal to an annual rate of 0.05% of such fund’s average daily net assets on the first $100 million in net assets (i.e., up to $50,000 per annum) until at least May 31, 2020 (the “Contribution”).
Although the Adviser has not entered into a new contractual arrangement with a later termination date, the Trust believes that it is appropriate for the New Fund's fee table to continue to disclose the Fee Waiver because the New Fund is essentially a continuation of the operations, performance, and financial history of the Fund. Additionally, the Trust notes that removing the Fee Waiver from the New Fund's fee table would produce the confusing result of showing different expense ratios for the Fund and the New Fund, despite there being no actual difference in the fee structure or Fee Waiver arrangements between the Fund and the New Fund. As a result, the Trust believes that keeping the Fee Waiver in the New Fund's fee table is important to depict to investors that there are no changes to the Fund's fees or expenses that will result from the reorganization. Consequently, the Trust respectfully declines to remove the footnote for the New Fund.
Comment 5.  Please include a separate proposal asking shareholders for approval to adjourn the meeting to solicit additional votes, if that action is contemplated. It is the Staff’s position that adjournment of a meeting to solicit additional votes is not an appropriate use of discretionary authority under Rule 14a-4(c) under the Exchange Act of 1934. The Staff also notes that the process disclosed in the proxy statement by which the persons named as proxies would vote for or against adjournment regarding a proposal based on proxy votes received for or against that proposal could be understood as an inappropriate “bundling” of proposals that should be separated out pursuant to Rule 14a-4.
Response: The Trust notes that Article III, Section 6 of its By-Laws provides that:
Any meeting of Shareholders may be adjourned one or more times from time to time by the chairman of the meeting to another time or place for any reason, including the failure of a quorum to be present at the meeting with respect to any proposal or the failure of any proposal to receive sufficient votes for approval.... No Shareholder vote shall be required for any adjournment.
Consequently, as disclosed in the proxy statement, the Trust anticipates that any adjournment would be called by the chairman of the Special Meeting, rather than by shareholders.
Notwithstanding the chairman's power to adjourn the meeting without any action by shareholders, the Trust respectfully submits that the use of shareholder proxies to adjourn the Special Meeting would not constitute conferring discretionary authority to the persons named as proxies with respect to the adjournment of the Special Meeting to solicit additional votes. Rather, as clearly disclosed on page 10 of the proxy statement, the persons named as proxies would vote those proxies which they are entitled to vote in favor of the Proposal in favor of the adjournment regarding the Proposal, and would vote those proxies required to be voted against the Proposal against an adjournment regarding the Proposal.

SALT FUNDS TRUST
20 West 22nd Street | New York, NY 10010

The Trust believes that it is consistent for a shareholder who votes in favor of the Proposal to also vote in favor of an adjournment with respect to that Proposal to solicit additional votes, and that adding an additional proposal to that effect adds unnecessary expenses and complexity to the proxy solicitation.
The Trust additionally believes that adjournment of the Special Meeting to a future date is a matter incident to the conduct of such meeting and, even if the proxies were deemed to confer discretionary authority to vote for adjournments, such discretionary authority would be permitted under Rule 14a-4(c).
The Trust notes that in the Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (“Adjournment Release”), the Commission withdrew proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule 20a-4, the Commission stated that:
Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the [1940 Act].
The Commission has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders. The Trust notes that it will evaluate any proposed adjournments consistent with the Commission’s guidance in the Adjournment Release. The Trust further notes that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Trust therefore submits that the Adjournment Release does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited.
Finally, the Trust believes that the process disclosed on page 10 of the proxy statement by which the persons named as proxies would vote for or against adjournment regarding a proposal based on the proxy votes received for or against that proposal is a procedural matter incident to the conduct of a meeting and, therefore, does not constitute an inappropriate “bundling” of proposals.
Accordingly, the Trust respectfully declines to add a separate proposal asking shareholders for approval to adjourn the meeting to solicit additional votes.

*	*	*

SALT FUNDS TRUST
20 West 22nd Street | New York, NY 10010

If you have any questions regarding the above response, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Senior Vice President
U.S. Bank Global Fund Services
as Administrator for the Trust

APPENDIX A

[Morgan, Lewis & Bockius LLP Letterhead]
[●], 2019
Board of Trustees
ETF Series Solutions
615 East Michigan Street
Milwaukee, Wisconsin 53202

Board of Trustees
Salt Funds Trust
[●]

Re: Agreement and Plan of Reorganization, dated as of [●], 2019 (the “Agreement”), by and among (i) Salt Funds Trust, a Delaware statutory trust (“SFT”), on behalf of its series, the Salt Low truBeta US Market ETF (the “Existing Fund”); (ii) ETF Series Solutions, a Delaware statutory trust (“ESS”), on behalf of its series, the ETF Series Solutions ETF (the “Acquiring Fund”); and (iii) solely for the purposes of Section 9.1 of the Agreement, Salt Financial, LLC, the investment adviser to the Acquiring Fund.
Ladies and Gentlemen:
You have requested our opinion as to certain U.S. federal income tax consequences of the reorganization of the Existing Fund and the Acquiring Fund that will consist of, pursuant to the Agreement: (1) the transfer of all of the assets of the Existing Fund to the Acquiring Fund and the assumption of all of the liabilities of the Existing Fund by the Acquiring Fund in exchange solely for shares of beneficial interest of the Acquiring Fund (“Acquiring Fund Shares”); (2) the distribution of Acquiring Fund Shares to the shareholders of the Existing Fund; and (3) followed immediately by the complete liquidation of the Existing Fund. The transactions described in (1) through (3) of the immediately preceding sentence, collectively, referred to herein as the “Reorganization”.
In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the proxy materials provided to shareholders of the Existing Fund in connection with the recently held special meeting of shareholders, (c) certain representations concerning the Reorganization made to us in letters from ESS and SFT dated [●] 2019 (collectively, the “Representation Letters”), (d) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate, (collectively (a) - (d), the “Documents”) and (e) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. We have assumed that the Documents and Representation Letters present all material and relevant facts relating to the Reorganization. All terms used herein, unless otherwise defined, are used as defined in the Agreement.
For purposes of this opinion, we have assumed that the Existing Fund on the Closing of the Reorganization will satisfy, and following the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company. We have also assumed the accuracy and completeness of the information contained in the Documents. As to various matters of fact that are material to this opinion, we have relied, exclusively and without independent verification on the representations and warranties made in the Agreement by the Existing Fund and the Acquiring Fund, as being true and correct in all material respects as of the Closing Date.

Boards of Trustees
[●] 2019

Based on the foregoing and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the Agreement and the Representation Letters, it is our opinion with respect to the Reorganization that:
1.The acquisition by the Acquiring Fund of all of the assets of the Existing Fund, as provided for in the Agreement, in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Existing Fund, followed by the distribution by the Existing Fund to its shareholders of the Acquiring Fund Shares in complete liquidation of the Existing Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Existing Fund and the Acquiring Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.
2.No gain or loss will be recognized by the Existing Fund upon the transfer of all of its assets to, and assumption of all of its liabilities by, the Acquiring Fund in exchange solely for Acquiring Fund Shares pursuant to Section 361(a) and Section 357(a) of the Code, except for (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.
3.No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the assets of the Existing Fund in exchange solely for the assumption of all of the liabilities of the Existing Fund and issuance of the Acquiring Fund Shares pursuant to Section 1032(a) of the Code.
4.No gain or loss will be recognized by the Existing Fund upon the distribution of Acquiring Fund Shares to shareholders of the Existing Fund in complete liquidation (in pursuance of the Agreement) of the Existing Fund pursuant to Section 361(c)(1) of the Code.
5.The tax basis of the assets of the Existing Fund received by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Existing Fund immediately prior to the transfer of such assets, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Existing Fund on the transfer pursuant to Section 362(b) of the Code.
6.The holding periods of the assets of the Existing Fund in the hands of the Acquiring Fund will include the periods during which such assets were held by the Existing Fund pursuant to Section 1223(2) of the Code, other than assets with respect to which gain or loss is required to be recognized and except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an asset.
7.No gain or loss will be recognized by the shareholders of the Existing Fund upon the exchange of all of their shares of beneficial interest of the Existing Fund (“Existing Fund Shares”) for Acquiring Fund Shares pursuant to Section 354(a) of the Code.

Boards of Trustees
[●] 2019

8.The aggregate tax basis of the Acquiring Fund Shares received by a shareholder of the Existing Fund will be the same as the aggregate tax basis of the Existing Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.
9.The holding period of the Acquiring Fund Shares received by a shareholder of the Existing Fund will include the holding period of the Existing Fund Shares exchanged therefor, provided that the shareholder held the Existing Fund Shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.
10.The Acquiring Fund will succeed to and take into account the items of the Existing Fund described in Section 381(c) of the Code.
11.The consummation of the Reorganization will not terminate the taxable year of the Existing Fund. The part of the taxable year of the Existing Fund before the Reorganization and part of the taxable year of the Acquiring Fund after the Reorganization will constitute a single taxable year of the Acquiring Fund.

No opinion is expressed as to any other U.S. federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

Our opinion is conditioned upon the performance by ESS and SFT of their respective undertakings in the Agreement and the Representation Letters.
Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other U.S. federal, or any state, local, or foreign, tax consequences of the Reorganization or any other action (including any taken in connection therewith). This opinion is being rendered to ESS, on behalf of the Acquiring Fund, and to SFT, on behalf of the Existing Fund, and may be relied upon only by ESS, SFT, Existing Fund, Acquiring Fund and their shareholders and may not be relied on for any purpose by any other person without our express written consent.
We hereby consent to the references to our Firm and the discussion of this opinion in the Acquiring Fund’s Registration Statement filed on Form N-14 (the “Registration Statement”) under the Proxy Statement/Prospectus headings “Key Information About the Proposed Reorganization” and “Legal Matters.” In giving this consent, we do not concede that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.  Further, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Boards of Trustees
[●] 2019

Very truly yours,
[DRAFT]